Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

05008860

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

7 June 2005

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 7 June 2005.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	LTIP Awards
Released	09:19 07-Jun-05
Number	PRNUK-0706

On 2 June 2005, pursuant to the rules of a long term incentive plan established by the Company, conditional awards in respect of the following numbers of shares (which allow participants to receive shares after 3 years, with the number of shares received depending on the relative performance of the Company) have been issued to the following directors:

Name of Director	Number of Shares Subject to Award
Mr K Whiteman	39,755
Mr M G Towers	13,834

For additional information contact:

Philip Hudson (Company Secretary)

01274 804110

END

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